SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 13, 2003

                                    HEAD N.V.
                 (Translation of Registrant's Name into English)

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F  X        Form 40-F
                                      ---                 ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes            No  X
                                     ---           ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide
                 an attached annual report to security holders)

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes             No  X
                                    ---            ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                Yes             No  X
                                    ---            ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HEAD N.V.



Date: 13 November 2003                 By   /s/ Johan Eliasch
      ----------------                     -------------------------------------
                                            Chairman and Chief Executive Officer

                                    HEAD N.V.

                                QUARTERLY REPORT

                              For the Period Ended
                               September 30, 2003

                                    HEAD N.V.

                                QUARTERLY REPORT
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2003



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



ITEM 1.       FINANCIAL STATEMENTS

              Condensed Consolidated Balance Sheet as of December 31, 2002 and Unaudited Condensed Consolidated Balance Sheet as of September 30, 2003

              Unaudited Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2002 and 2003

              Unaudited Condensed Consolidated Statements of Comprehensive Income for the three months and nine months ended September 30, 2002 and 2003

              Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2002 and 2003

              Notes to the Unaudited Consolidated Financial Statements

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

ITEM 3.       RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING
              UNTERNEHMENSBETEILIGUNG GMBH FINANCIAL STATEMENTS

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This Quarterly Report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:


          o success or failure of our efforts to implement our business strategy;
          o    our liquidity and capital expenditures;
          o    our ability to obtain financing;
          o    our future capital needs;
          o    competitive pressures and trends in the sporting goods industry;
          o    our ability to compete, including internationally;
          o    our ability to introduce new and innovative products;
          o cyclicality and economic condition of and anticipated trends in the industries we currently serve;
          o    our ability to acquire and integrate businesses;
          o    legal proceedings and regulatory matters; and
          o    general economic conditions.

         In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                           PRESENTATION OF INFORMATION


         We publish our financial statements in dollars. In this document, references to "U.S. dollars", "dollars" or "$" are to United States dollars and "euro" or "(euro)" means the common currency for twelve member states of the European Monetary Union.


         The accompanying condensed consolidated financial statements should be understood by taking into consideration the fluctuations in exchange rates between the US dollar and euro which showed the following development:


          December 31,  June 30,   September 30,   December 31,   June 30,   September 30,
1 USD =       2001        2002        2002            2002          2003        2003
-------------------------------------------------------------------------------------------
EUR        1.134687     1.002506    1.014199        0.953562      0.87512      0.858222

                                                    HEAD N.V.
                                          ITEM 1: FINANCIAL STATEMENTS
                                      CONDENSED CONSOLIDATED BALANCE SHEET



                                                                                   December 31,       September 30,
                                                                                       2002                 2003
                                                                                  --------------      -------------
                                                                                                       (unaudited)

                                                                                            (in thousands)
 ASSETS
 Cash and cash equivalents......................................................$         37,598     $       30,202
 Accounts receivable, net of allowance for doubtful accounts of
   $11,834 and $15,056, respectively............................................         161,109            150,325
 Inventories net................................................................          77,638            112,455
 Prepaid expenses and other current assets......................................          16,441             24,585
                                                                                  --------------      -------------
   Total current assets.........................................................         292,786            317,566
 Marketable securities..........................................................           2,316              2,573
 Property, plant and equipment, net.............................................          73,156             76,392
 Intangible assets, net.........................................................          20,236             20,236
 Deferred income taxes..........................................................          78,148             86,580
 Other non-current assets.......................................................           7,212              6,338
                                                                                  --------------      -------------
   Total assets.................................................................$        473,853     $      509,686
                                                                                  ==============      =============
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Accounts payable...............................................................$         33,069     $       32,708
 Accrued expenses and other current liabilities.................................          39,388             52,267
 Short-term borrowings..........................................................          58,773             72,181
 Current portion of long-term borrowings........................................           2,349              2,217
                                                                                  --------------      -------------
   Total current liabilities....................................................         133,579            159,374
 Long-term borrowings...........................................................          93,771            102,764
 Other long-term liabilities....................................................          16,670             18,676
                                                                                  --------------      -------------
   Total liabilities............................................................         244,020            280,813
 Minority interest..............................................................               9                  9
 Commitments and contingencies
 Stockholders' Equity:
 Common stock and additional paid in capital, net of treasury stock
   0.20 EUR par value; 39,820,677 shares issued and
   37,977,217 and 37,399,442 shares outstanding, respectively...................         139,969            139,310
 Retained earnings..............................................................          67,741             51,134
 Accumulated other comprehensive income.........................................          22,114             38,420
                                                                                  --------------      -------------
   Total stockholders' equity...................................................         229,824            228,864
                                                                                  --------------      -------------
   Total liabilities and stockholders' equity...................................$        473,853     $      509,686
                                                                                  ==============      =============



        The accompanying notes are an integral part of the condensed consolidated financial statements.

                                              HEAD N.V.
                                     ITEM 1: FINANCIAL STATEMENTS
                            CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                 For the Three Months             For the Nine Months
                                                                  Ended September 30,             Ended September 30,
                                                               --------------------------    ---------------------------
                                                                   2002            2003          2002             2003
                                                               -----------     ----------    -------------   -----------
                                                               (unaudited)     (unaudited)   (unaudited)      (unaudited)

                                                                          (in thousands, except per share data
 REVENUES:
 Product revenues............................................. $  102,560      $  114,559    $  246,085      $  262,613
 Licencing revenues...........................................      1,451           2,023         5,638           6,754
                                                               -----------     ----------    -------------   -----------
 Total revenues...............................................    104,011         116,581       251,722         269,366
 Cost of sales................................................     61,190          70,532       150,101         167,838
                                                               -----------     ----------    -------------   -----------
 Gross profit.................................................     42,821          46,049       101,622         101,528
 Selling and marketing expense................................     27,365          27,975        75,142          82,630
 General and administrative expense (excluding non-cash
    compensation expense and restructuring costs).............      8,116           9,792        23,409          27,790
 Non-cash compensation expense................................        408             164         1,225             491
 Restructuring costs (see note 11)............................         --             390            --             875
                                                               -----------     ----------    -------------   -----------
 Operating income (loss)......................................      6,931           7,729         1,845         (10,258)
 Interest expense.............................................     (3,321)         (3,444)       (8,670)        (10,241)
 Interest income..............................................        221             173           546             731
 Foreign exchange gain (loss).................................        266            (478)       (4,517)           (165)
 Other income (expense), net..................................        174             (97)          169            (115)
                                                               -----------     ----------    -------------   -----------
 Income (loss) from operations before income taxes............      4,270           3,883       (10,627)        (20,048)
 Income tax benefit (expense):
    Current...................................................       (803)            553        (2,287)           (990)
    Deferred..................................................     (1,594)         (2,256)        1,939           4,431
                                                               -----------     ----------    -------------   -----------
 Income tax benefit  (expense)................................     (2,397)         (1,703)         (348)          3,441
                                                               -----------     ----------    -------------   -----------
 Net income (loss)............................................ $    1,873      $    2,180    $  (10,975)     $  (16,607)
                                                               ===========     ==========    =============   ===========
 Earnings per share, basic
    Net income (loss)......................................... $     0.05            0.06        (0.29)           (0.46)

 Earnings per share, diluted
    Net income (loss).........................................       0.05            0.06        (0.29)           (0.46)
 Weighted average shares outstanding
    Basic                                                          37,346          36,189       37,633           36,388
    Diluted                                                        39,196          37,492       37,633           36,388


        The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



                                                                                   For the Three Months
                                                                                    Ended September 30,
                                                                             -------------------------------
                                                                                 2002              2003
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)
                                                                                      (in thousands)
Net income...................................................................$       1,873    $        2,180
    Other comprehensive income:
           Unrealized gain on derivatives instruments (net of tax of $1
           and $40, respectively) ...........................................            9               469
           Less: reclassification adjustment for derivative gains
                  recorded in net income.....................................         (786)              (83)
           Foreign currency translation adjustment...........................       (2,264)            2,425
                                                                             -------------    --------------
     Total comprehensive income (loss).......................................$      (1,168)    $       4,991
                                                                             =============    ==============



                                                                                    For the Nine Months
                                                                                    Ended September 30,
                                                                             -------------------------------
                                                                                 2002              2003
                                                                             -------------    --------------
                                                                              (unaudited)       (unaudited)

                                                                                      (in thousands)
Net loss.....................................................................$    (10,975)    $     (16,607)
    Other comprehensive income:
           Unrealized gain on derivatives instruments (net of tax of $130
           and $55, respectively) ...........................................       1,395               643
           Less: reclassification adjustment for derivative gains
                  recorded in net income.....................................      (1,251)             (653)
           Foreign currency translation adjustment...........................      17,787            16,316
                                                                             ------------    --------------
     Total comprehensive income (loss).......................................$      6,956    $         (301)
                                                                             ============    ==============



      The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       For the Nine Months Ended
                                                                             September 30,
                                                                      ---------------------------
                                                                          2002           2003
                                                                      ------------    -----------
                                                                      (unaudited)     (unaudited)

                                                                             (in thousands)
OPERATING ACTIVITIES:
   Net loss .....................................................     $  (10,975)    $   (16,607)
   Adjustments to reconcile net loss
       to net cash provided by operating activities:
       Depreciation and amortization ............................         12,204          15,691
       Provision for leaving indemnity and pension benefits .....            776             172
       (Gain) loss on sale of property, plant and equipment .....           (607)            106
       Non-cash compensation expense ............................          1,225             491
       Deferred tax (income) ....................................         (1,939)         (4,431)
   Changes in operating assets and liabilities:
       Accounts receivable ......................................         26,086          21,388
       Inventories ..............................................        (22,956)        (25,804)
       Prepaid expense and other assets .........................           (487)         (1,095)
       Accounts payable, accrued expenses and other liabilities..             34           5,025
                                                                      ----------     -----------
  Net cash provided by (used for) operating activities .........           3,361          (5,065)
                                                                      ----------     -----------
INVESTING ACTIVITIES:
       Purchase of property, plant and equipment ................        (15,826)        (12,148)
       Proceeds from sale of property, plant and equipment ......          1,455             302
       Sale (purchase) of marketable securities .................           (234)            (27)
                                                                      ----------     -----------
   Net cash used for investing activities .......................        (14,606)        (11,873)
                                                                      ----------     -----------
FINANCING ACTIVITIES:
       Change in short-term borrowings, net .....................           (222)          7,923
       Proceeds from long-term debt .............................         17,221             410
       Payments on long-term debt ...............................         (4,327)         (1,936)
       Purchase of treasury stock ...............................         (3,046)         (1,151)
       Dividend paid ............................................         (5,233)           --
                                                                      ----------     -----------
   Net cash provided by financing activities ....................          4,393           5,246
                                                                      ----------     -----------
   Effect of exchange rate changes on cash and cash equivalents..          7,307           4,295
   Net increase (decrease) in cash and cash equivalents .........            456          (7,396)
   Cash and cash equivalents at beginning of period .............         22,128          37,598
                                                                      ----------     -----------
   Cash and cash equivalents at end of period ...................     $   22,583     $    30,202
                                                                      ==========     ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid for interest .......................................     $    9,509     $    11,219
   Cash paid for income taxes ...................................     $      607     $     1,171


The accompanying notes are an integral part of the condensed consolidated financial statements.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - The Company

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

On January 1, 1996, Head Holding Unternehmensbeteiligung GmbH, a subsidiary of Head N.V., acquired 100% of the outstanding shares of HTM Sport- und Freizeitgerate AG ("HTM"). The acquisition has been accounted for as a purchase and accordingly the operating results of HTM have been included in the Company's consolidated financial statements since the date of acquisition.

The Company is a global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. Head N.V. has created or acquired a portfolio of brands -- Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment).


Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America "US GAAP". In addition, the Company publishes its statutory financial statements in accordance with Dutch corporate regulations.

The unaudited condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2002 has been derived from the financial statements as of that date, but does not include all disclosures required by US GAAP. Head believes the disclosures included in the unaudited condensed consolidated financial statements, when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on March 27, 2003, are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three months and nine months period ended September 30, 2003 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all majority-owned subsidiaries and entities otherwise controlled by the Company. All intercompany transactions and balances have been eliminated in consolidation.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Computation of Net Loss per Share

Net loss per share is computed under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net loss per share to the extent such shares are dilutive.

The basic weighted average shares outstanding of 37,633 thousand and 36,388 thousand for September 30, 2002 and September 30, 2003, respectively, are equal to the diluted weighted average number of shares outstanding as the incremental effect of the following items is antidilutive:

                                                   For the Nine Months
                                                    Ended September 30
                                                  2002            2003
                                               ----------     -----------
                                               (unaudited)    (unaudited)

                                                      (in thousands)
Incremental effect of stock options..........     1,850          1,315

Accounting for stock options

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On April 30, 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 does not have a material impact on the Company's consolidated financial position or results of operations other than requiring the Company retroactively to reclassify gains or losses on extinguishment of debt from extraordinary items beginning upon adoption on January 1, 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002 (see note 11).

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In January 2003, the Emerging Issues Task Force (EITF) issued EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting; and (2) how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. EITF 00-21 does not change otherwise applicable revenue recognition criteria. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management believes EITF 00-21 has no significant impact on the financial position and results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires a liability to be recognized at the time a company issues a guarantee for the fair value of the obligations assumed under certain guarantee agreements, such as certain indemnity provisions and guarantees of third party debt. The provisions for initial recognition and measurement of guarantee agreements are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. Management had adopted FIN 45 and there is no significant impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities, an interpretation of ARB 51". FIN 46 addresses the consolidation of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIE") by clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 provides guidance on how to determine when and which business enterprise (the "primary beneficiary") should consolidate the VIE. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The disclosure provisions of FIN 46 are effective in all financial statements initially issued after January 31, 2003. FIN 46 is required to be immediately applied by all entities with a variable interest in a VIE created after January 31, 2003. A public entity with a variable interest in a VIE created before February 1, 2003 is required to apply FIN 46 to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Management had adopted FIN 45 and there is no significant impact on the Company's financial position or results of operations.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management has assessed the impact of the adoption of SFAS 149 and concluded that there is no material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liability and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and to all other instruments that exist as of the beginning of the first interim period beginning after June 15, 2003. Management has assessed the impact and concluded that there is no material impact on the adoption of SFAS No. 150.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Inventories
Inventories consist of the following (in thousands):

                                                December 31,     September 30,
                                                   2002              2003
                                                ------------     -------------
                                                                  (unaudited)

Raw materials and supplies....................  $   18,526       $   22,636

Work in process ..............................       6,486           10,118

Finished goods ...............................      67,766           93,309

Provisions ...................................     (15,140)         (13,609)
                                                ------------     -------------
    Total inventories, net....................  $   77,638       $  112,455
                                                ============     =============


Note 4 - Financial Instruments

SFAS 133 requires that the Company record all derivatives on the balance sheet at fair value. The Company uses derivative instruments to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows. On the date on which a derivative contract is transacted, the Company designates the derivative as a hedging instrument as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated, effective and qualify as the fair value hedges are recognized in earnings as offsets to the related earnings effects of changes in fair value of related hedged assets, liabilities and firm commitments attributable to the hedged risk. Changes in derivative fair values that are designated, effective and qualify as cash flow hedges will be deferred and recorded in equity, as a component of accumulated other comprehensive income
(AOCI), until the hedged transactions affect earnings, at which time the deferred gains and losses on the derivatives designated as cash flow hedges, are recognized in earnings, and classified in accordance with the classification of the hedged item. The Company excludes the time value component of the derivatives' change in fair value from the assessment of hedge effectiveness. The Company enters into hedging relationships to limit the foreign exchange rate risk for periods generally not to exceed one year.

The Company reclassified a gain from AOCI to earnings of $0.8 million and $0.1 million for the three months ended September 30, 2002 and 2003, respectively, and a gain of $1.3 million and $0.7 million for the nine months ended September 30, 2002 and 2003, respectively, due to the realization of the underlying transaction.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.01 million and $0.5 million, net of tax, for the three months ended September 30, 2002 and 2003, respectively, and of $1.4 million and $0.6 million, net of tax, for the nine months ended September 30, 2002 and 2003, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provisions of SFAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationships are highly effective in offsetting changes in fair values or cash flows of the hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Shareholders' Equity

Pursuant to existing resolutions which were approved on May 20, 2003 the Board of Directors is authorized to buy back a maximum of 30% of the Company's issued share capital during a period of 18 months, although the Company will not hold more than 10% of the Company's issued shares at any time. For the nine month period ended September 30, 2003, the Company has purchased 577,775 shares of treasury stock at the prevailing price in the total amount of $1.2 million. As of September 30, 2003, the Company owned 2,421,235 shares of treasury stock. Due to the current economic environment the Company did not consider it prudent to pay a dividend.

Note 6 - Income Taxes

The Company had net operating loss carryforwards of approximately $307.2 million and $354.0 million as of December 31, 2002 and September 30, 2003, respectively.

In July 1996 the EC limited the utilization of certain net operating losses (approximately $54.0 million as of December 31, 2002). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

The Company's effective tax rate differed from the statutory tax rate in the Netherlands for the three and nine months ended September 30, 2003, primarily due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized.

Note 7 - Research and Development Expense

The Company incurred research and development expense in the amount of $3.0 million and $3.2 million for the three months ended September 30, 2002 and 2003, respectively. For the nine months ended September 30, 2002 and 2003, research and development expense was $7.5 million and $10.1 million, respectively. Research and development expense is included in cost of sales in the accompanying statements of operations.

Note 8 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects revenues and long-lived assets based on the location of the Company's subsidiaries.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                                     For the Three Months
                                                      Ended September 30
                                                  --------------------------
                                                       2002          2003
                                                  -----------    -----------
                                                  (unaudited)    (unaudited)
                                                        (in thousands)

Revenues from External Customers:
Austria ....................................       $ 20,294       $ 28,579
Italy ......................................         10,367          9,951
Germany ....................................         15,183         13,782
France .....................................          5,730          7,933
United Kingdom/Ireland .......... ..........          3,614          4,436
Japan ......................................          5,086          3,789
North America ..............................         33,703         34,057
Other ......................................         10,033         14,055
                                                   --------       --------
    Total revenues .........................       $104,011       $116,581
                                                   ========       ========

                                                     For the Nine Months
                                                      Ended September 30
                                                  --------------------------
                                                       2002          2003
                                                  -----------    -----------
                                                  (unaudited)    (unaudited)
                                                        (in thousands)

Revenues from External Customers:
Austria ....................................       $ 41,043       $ 52,865
Italy ......................................         38,644         40,072
Germany ....................................         26,842         26,693
France .....................................         16,051         18,178
United Kingdom/Ireland .....................         13,838         16,319
Japan ......................................          5,554          4,421
North America ..............................         92,135         86,926
Other ......................................         17,615         23,892
                                                   --------       --------
    Total revenues .........................       $251,722       $269,366
                                                   ========       ========

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                                                  December 31,    September 30,
                                                      2002            2003
                                                  -----------------------------
                                                                   (unaudited)
                                                          (in thousands)
Long lived assets:
Austria ........................................    $21,430         $22,353
Italy ..........................................     21,553          20,889
Germany ........................................      1,019             870
France .........................................        184             145
United Kingdom/Ireland .........................      4,705           5,061
Japan ..........................................      1,516           1,657
Other (Europe) .................................      9,149          13,382
North America ..................................     13,601          12,035
                                                    -------         -------
    Total long lived assets.....................    $73,156         $76,392
                                                    =======         =======

Note 9 - Invested Intercompany Loans

As of January 2, 2003 one of the Company's euro-based subsidiaries reclassified non-euro denominated intercompany accounts receivable to permanently invested intercompany receivables of $35.6 million and recorded foreign exchange losses of $3.1 million in other comprehensive income.

                                    HEAD N.V.
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



Note 10 - Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. Accruals for warranties in the nine month period to September 30, 2003 consist of the following (in thousands):

                                                      2003
                                                  ------------
Balance at the beginning of the period            $   2,485
Current year provision                                2,225
Settlements made during the period                   (1,344)
Reversal booked to income                              (347)
Translation adjustment                                  305
                                                  ---------
Balance at the end of the period                  $   3,324
                                                  =========


Note 11 - Restructuring Costs

In the three months ended March 31, 2003 we recorded restructuring costs of $0.5 million consisting of termination benefits, excess rent incurred because of the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. In June 2003, we released an accrual of $0.05 million due to lower stay bonuses and severance payments because of certain employees leaving the company earlier than anticipated. As of June 30, 2003, these restructuring activities were completed and no additional costs are expected to be incurred.

Starting in the third quarter of 2003 we shut down our US warehouse for diving products and expensed $0.4 million for excess rent. This restructuring process will be finalized in January 2004.

Note 12 - Stock Option Plan

In May and June 2003, 10,000 and 3,636 options under our stock option plan 1998 were exercised at a price of $0.29 and $0.30 per share, respectively. In August and September 2003, 3,154 and 40,000 options under our stock option plan 1998 were exercised at a price of $0.30 and $0.31 per share, respectively

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment) - which are among the most widely recognized names within their respective markets.

We generate revenues in our principal markets by selling goods directly to retail stores and to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in October and November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first nine months of any calendar year, we typically generate more than 75% of our Racquet Sports and Diving product revenues, but only 45% of our Winter Sports revenue. Thus, we typically generate only some 65% of our total year gross profit in the first nine months of the year, but we incur some 75% of fixed general and administration and marketing expenses in this period.

After a slow beginning of the 2002/03 season due to a lack of snow in certain areas of Europe and Eastern North America and the difficult economic environment in the two important markets of Germany and Japan, the overall market for skis showed some recovery during the end of the season 2002/03 as well as during the beginning of the 2003/04 season. The market in tennis has shown a decline as a result of various factors, including customer reaction to a slowing economy and reduced interest in the sport. The market for tennis balls was generally perceived to have declined. The overall market for diving equipment was also generally perceived to have declined primarily due to fewer people travelling worldwide to dive centers and resorts and making corresponding purchases of equipment, although present developments show a light recovery.

                                    HEAD N.V.
            ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Results of Operations:

The following table sets forth certain consolidated statements of operations data (in thousands):

                                                                   For the Three Months                 For the Nine Months
                                                                    Ended September 30,                  Ended September 30,
                                                               ----------------------------        ------------------------------
                                                                   2002             2003              2002               2003
                                                               ------------      ----------        ----------        -------------
                                                                                        (in thousands)
REVENUES
Total revenues .............................................   $ 104,011         $ 116,581         $ 251,722         $ 269,366
Cost of sales ..............................................      61,190            70,532           150,101           167,838
                                                               ---------         ---------         ---------         ---------
    Gross profit ...........................................      42,821            46,049           101,622           101,528
                                                               =========         =========         =========         =========
    Gross margin ...........................................        41.2%             39.5%             40.4%             37.7%
Selling and marketing expense ..............................      27,365            27,975            75,142            82,630
General and administrative expense (excl. non-cash
    compensation expense and restructuring costs) ..........       8,116             9,792            23,409            27,790
Non-cash compensation expense ..............................         408               164             1,225               491
Restructuring costs ........................................          --               390              --                 875
                                                               ---------         ---------         ---------         ---------
    Operating income (loss) ................................       6,931             7,729             1,845           (10,258)
                                                               =========         =========         =========         =========
Interest expense ...........................................      (3,321)           (3,444)           (8,670)          (10,241)
Interest income ............................................         221               173               546               731
Foreign exchange gain (loss) ...............................         266              (478)           (4,517)             (165)
Other income (expense), net ................................         174               (97)              169              (115)
                                                               ---------         ---------         ---------         ---------
   Income (loss) from operations before income taxes........       4,270             3,883           (10,627)          (20,048)
Income tax benefit (expense) ...............................      (2,397)           (1,703)             (348)            3,441
                                                               ---------         ---------         ---------         ---------
   Net income (loss) .......................................   $   1,873         $   2,180         $ (10,975)        $ (16,607)
                                                               =========         =========         =========         =========


Three Months and Nine Months Ended September 30, 2003 and 2002


Total Revenues. For the three months ended September 30, 2003, total revenues increased by $12.6 million, or 12.1%, to $116.6 million from $104.0 million in the comparable 2002 period. For the nine months ended September 30, 2003, total revenues increased by $17.6 million, or 7.0%, to $269.4 million from $251.7 million in the comparable 2002 period. This increase was due primarily to the strengthening of the euro against the US dollar, partially offset by lower sales of Racquet Sports products.

                                   HEAD N.V.
           ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


                                                  For the Three Months    For the Nine Months Ended
                                                   Ended September 30,           September 30,
                                                     2002        2003         2002         2003
                                                -----------   -----------  -----------  -----------
                                                (unaudited)   (unaudited)  (unaudited)  (unaudited)
                                                     (in thousands)              (in thousands)
Product category:

Winter Sports..................................  $  49,790    $  60,018    $  63,233    $  82,425
Racquet Sports.................................     40,480       41,693      133,180      128,805
Diving.........................................     12,290       12,847       49,672       51,383
Licensing......................................      1,451        2,023        5,638        6,754
                                                 ---------    ---------    ---------    ---------
    Total Revenues.............................  $ 104,011    $ 116,581    $ 251,722    $ 269,366
                                                 =========    =========    =========    =========

Winter Sports revenues for the three months ended September 30, 2003, increased by $10.2 million, or 20.5%, to $60.0 million from $49.8 million in the comparable 2002 period. For the nine months ended September 30, 2003, Winter Sports revenues increased by $19.2 million, or 30.4%, to $82.4 million from $63.2 million in the comparable 2002 period. This increase was due to higher sales volumes and the strengthening of the euro against the US dollar.

Racquet Sports revenues for the three months ended September 30, 2003 increased by $1.2 million, or 3.0%, to $41.7 million from $40.5 million in the comparable 2002 period. This increase is due to higher sales of tennis racquets. For the nine months ended September 30, 2003, Racquet Sports revenues decreased by $4.4 million, or 3.3%, to $128.8 million from $133.2 million in the comparable 2002 period. This decrease mainly results from lower sales of tennis racquets and balls in the United States.

Diving revenues for the three months ended September 30, 2003 increased by $0.6 million, or 4.5%, to $12.8 million from $12.3 million in the comparable 2002 period. For the nine months ended September 30, 2003, Diving product revenues increased by $1.7 million, or 3.4%, to $51.4 million from $49.7 million in the comparable 2002 period. This increase was due primarily to the strengthening of the euro against the US dollar.

Licensing revenues for the three months ended September 30, 2003, increased by $0.6 million, or 39.4%, to $2.0 million from $1.5 million in the comparable 2002 period due to timing differences in the Licensing revenues. For the nine months ended September 30, 2003, Licensing revenues increased by $1.1 million, or 19.8%, to $6.8 million from $5.6 million in the comparable 2002 period. This increase was due primarily to the strengthening of the euro against the US dollar.

Gross Profit. For the three months ended September 30, 2003, gross profit increased by $3.2 million, or 7.5%, to $46.0 million from $42.8 million in the comparable 2002 period due to higher sales. Gross margin decreased to 39.5% in 2003 from 41.2% in the comparable 2002 period due to lower average prices and the strengthening of the euro against the US dollar (which affected our euro-denominated costs). For the nine months ended September 30, 2003, gross profit decreased by $0.1 million, or 0.1% to $101.6 million from $101.5 million compared to the comparable 2002 period. Gross margin decreased to 37.7% in 2003 from 40.4% in the comparable 2002 period due to lower average prices and the strengthening of the euro against the US dollar (which affected our euro-denominated costs).

Selling and Marketing Expenses. For the three months ended September 30, 2003, selling and marketing expenses increased by $0.6 million, or 2.2%, to $28.0 million from $27.4 million in the comparable 2002 period. For the nine months ended September 30, 2003, selling and marketing expenses increased by $7.5 million, or 10.0%, to $82.6

                                   HEAD N.V.
           ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS



million from $75.2 million in the comparable 2002 period. The increase was due to exchange rate effects on these predominantly euro denominated costs and an increase of the allowance for bad debts amounting to $0.9 million.

General and Administrative Expenses. For the three months ended September 30, 2003, general and administrative expenses increased by $1.7 million, or 20.6%, to $9.8 million from $8.1 million in the comparable 2002 period. For the nine months ended September 30, 2003, general and administrative expenses increased by $4.4 million, or 18.7%, to $27.8 million from $23.4 million in the comparable 2002 period. The increase was entirely due to exchange rate effects on these predominantly euro denominated costs.

We also recorded a non-cash compensation expense of $0.2 million and $0.4 million for the three months ended September 30, 2003 and 2002, respectively, and $0.5 million and $1.2 million for the nine months ended September 30, 2003 and 2002, respectively, due to the grant of stock options under our stock option plans of 1998 and 2001 and the resulting amortization expense.

In the three months ended March 31, 2003 we recorded restructuring costs of $0.5 million consisting of termination benefits, excess rent incurred because of the movement of our US winter sports organization to our US headquarters, the shutdown of current warehouse facilities and, the closing of the office, and other costs associated with the restructuring program. In June 2003, we released an accrual of $0.05 million due to lower stay bonuses and severance payments because of certain employees leaving the company earlier than anticipated. Starting in the third quarter of 2003 we shut down our US warehouse for diving products and expensed $ 0.4 million for excess rent. This restructuring process will be finalized in January 2004 (see note 11).

Operating Income (Loss). As a result of the foregoing factors, operating income for the three months ended September 30, 2003 increased by $0.8 million to $7.7 million from $6.9 million in the comparable 2002 period. For the nine months ended September 30, 2003, operating loss increased by $12.1 million to $10.3 million from an operating income of $1.8 million in the comparable 2002 period.

Interest Expense. For the three months ended September 30, 2003, interest expense increased by $0.1 million, or 3.7%, to $3.4 million from $3.3 million in the comparable 2002 period. For the nine months ended September 30, 2003, interest expense increased by $1.6 million, or 18.1%, to $10.2 million from $8.7 million in the comparable 2002 period. This increase was due to exchange rate effects, in particular on the euro denominated bond.

Interest Income. For the three months ended September 30, 2003, interest income decreased by $0.05 million, or 21.4%, to $0.17 million from $0.22 million in the comparable 2002 period. For the nine months ended September 30, 2003, interest income increased by $0.2 million, or 33.9%, to $0.7 million from $0.5 million in the comparable 2002 period. This increase was due to higher cash on hand as well as due to the strengthening of the euro against the US dollar.

Foreign Currency Exchange. For the three months ended September 30, 2003, we had a foreign currency exchange loss of $0.5 million, compared to a gain of $0.3 million in the comparable 2002 period. For the nine months ended September 30, 2003, the foreign currency exchange loss was $0.2 million compared to a loss of $4.5 million in the comparable 2002 period. This change was primarily due to the reclassification of non-euro denominated intercompany accounts receivable at one of our euro-based subsidiaries to permanently-invested intercompany receivables (see note 9).

Other Income (Expense), net. For the three months ended September 30, 2003, other expense, net increased by $0.3 million to $0.1 million compared to other income, net of $0.2 million in the comparable 2002 period. For the nine months ended September 30, 2003, other expense, net increased by 0.3 million to $0.1 million compared to other income, net of $0.2 million in the comparable 2002 period.

                                   HEAD N.V.
           ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


Income Tax Benefit(Expense). For the three months ended September 30, 2003, income tax expense decreased by $0.7 million to $1.7 million from 2.4 million in the comparable 2002 period. For the nine months ended September 30, 2003, income tax benefit was $3.4 million compared to income tax expense of $0.3 million for the comparable 2002 period. This increase in the nine months' income tax benefit mainly relates to a higher loss in 2003.

Net Income (Loss). As a result of the foregoing factors, for the three months ended September 30, 2003, we had net income of $2.2 million compared to net income of $1.9 million in the comparable 2002 period. For the nine months ended September 30, 2003, the net loss increased to $16.6 million from $11.0 million in the comparable 2002 period.

Liquidity and Capital Resources:

For the nine months ended September 30, 2003, cash used for operating activities increased to $5.1 million from cash generated by operating activities of $3.4 million in the comparable 2002 period. This was mainly due to lower cash generated from income, cash used for working capital such as a lower reduction of accounts receivable and a higher increase in inventory partially offset by a higher increase in accounts payable and accrued liabilities. Cash was used to purchase property, plant and equipment of $12.1 million and to repurchase treasury stock of $1.2 million.

                                    HEAD N.V.
           ITEM 3: RECONCILIATION BETWEEN HEAD N.V. AND HEAD HOLDING
               UNTERNEHMENSBETEILIGUNG GMBH FINANCIAL STATEMENTS

Reconciliation between Head N.V. and Head Holding Unternehmensbeteiligung GmbH Financial Statements

Head Holding is the immediate subsidiary of Head N.V. As required under the terms of the Senior Notes, Head Holding must report financial reports on a quarterly basis. The following tables show the difference in net income and shareholders' equity between Head N.V. and Head Holding.

The reconciliation is as follows:

                                             For the Three Months Ended         For the Nine Months Ended
                                                     September 30,                    September 30,
                                             --------------------------      -------------------------------
                                                 2002           2003            2002                2003
                                             -----------     -----------     -----------         -----------
                                             (unaudited)     (unaudited)     (unaudited)         (unaudited)
                                                                     (in thousands)
Net loss

Head Holding .............................   $   2,618       $   2,393       $   (9,116)         $  (14,709)

Reconciliation to Head NV:

    Operating expenses ...................        (741)           (243)          (1,960)             (2,020)

    Foreign exchange gain (loss)..........          (6)             20               94                  90

    Interest income ......................           1              11                7                  33
                                             ---------       ---------       ----------          ----------
 Head NV .................................   $   1,873       $   2,180       $  (10,975)         $  (16,607)
                                             =========       =========       ==========          ==========


                                              December 31,    September 30,
                                                  2002             2003
                                             --------------  ---------------
                                                               (unaudited)
                                                    (in thousands)

Shareholders' Equity

Head Holding .............................   $  233,260      $  230,046

Reconciliation to Head NV:

    Common stock and additional paid
    in capital, net of treasury stock.....       (5,792)         (6,942)

    Retained earnings.....................       (2,245)             11

    Dividend paid.........................        4,154           5,911

    Other.................................          449            (162)
                                             ----------      ----------
Head NV...................................   $  229,824      $  228,864
                                             ==========      ==========

The difference in income of the Head N.V. group compared to the Head Holding group results from Head N.V.'s administration costs. Since June 2000, Head N.V. has also managed the distribution of the group's products in the Netherlands.

In the Shareholders' Equity reconciliation, dividend paid represents the excess of dividend paid to Head N.V. by Head Holding, offset by Head N.V.'s dividend to its shareholders.